Sagtec Global Limited

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

+603-3310 0089

March 5, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn:	Aliya Ishmukhamedova
Mitchell Austin
Becky Chow
Stephen Krikorian

Re:	Sagtec Global Limited

Registration Statement on Form F-1, as amended (File No. 333-284053)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sagtec Global Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4 p.m., Eastern Time, on March 6, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Sagtec Global Limited

By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chairman, Chief Executive Officer and Director